SCHEDULE 14A INFORMATION
    Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act
                                     of 1934
                          (Amendment No. 1)

   Filed by the Registrant [X]
   Filed by a Party other than the Registrant [  ]

   Check the appropriate box:

   [ ]     Preliminary Proxy Statement             [  ] Confidential,
                                                        for Use of the
                                                        Commission
                                                        Only (as
                                                        permitted by
                                                           Rule 14a-6(e)(2))
   [XX] Definitive Proxy Statement
   [  ] Definitive Additional Materials
   [  ] Soliciting Material Pursuant to Section  240.14a-11(c) or Section
        240.14a-12

                              Nobility Homes, Inc.
                (Name of Registrant as Specified in its Charter)


    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

   Payment of Filing Fee (Check the appropriate box):

   [X]  No fee required.

   [  ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-
        11.

        1)  Title of each class of securities to which transaction applies:

        2)  Aggregate number of securities to which transaction applies:

        3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        4)  Proposed maximum aggregate value of transaction:

        5)  Total fee paid:

   [  ] Fee paid previously with preliminary materials.

   [  ] Check box if any part of the fee is offset as provided by Exchange
        Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        1)  Amount Previously Paid:

        2)  Form, Schedule or Registration Statement No.:

        3)  Filing Party:

        4)  Date Filed:

                               NOBILITY HOMES, INC.

                           Notice and Proxy Statement

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 28, 1997

   TO THE HOLDERS OF COMMON STOCK:

        PLEASE TAKE NOTICE that the Annual Meeting of the Shareholders of NOBILITY HOMES, INC. (the "Company") will be held on Friday, the 28th day of February, 1997, at 10:00 A.M. local time, at 235 Cedar Drive, Ketchum, Idaho.

        The meeting will be held for the following purposes:

        1.   To elect a board of five directors.

        2. To approve an amendment to Article III of the Company's Articles of Incorporation increasing the number of authorized shares of the Company's common stock from 4,000,000 shares to 10,000,000.

        3.   To approve the Nobility Homes, Inc. Stock Incentive Plan.

        4. To transact such other business as may properly come before the meeting or any adjournment thereof.

        To be sure that your shares will be represented at the meeting, please date, sign and return your proxy, even if you plan to attend in person. A form of proxy and a self-addressed, postage prepaid envelope are enclosed. If you do attend the meeting, you may withdraw your proxy and vote in person.


                                      By Order of the Board of Directors,

                                      Jean Etheredge, Secretary


   DATED:  February 7, 1997

                              NOBILITY HOMES, INC.

               PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 28, 1997

        This proxy material and the enclosed form of proxy are being sent to the shareholders of Nobility Homes, Inc. on or about February 7, 1997 in connection with the solicitation by the Company's Board of Directors of proxies to be used at the annual meeting of the shareholders of the Company. The meeting will be held at 235 Cedar Drive, Ketchum, Idaho at 10:00 A.M., local time, on Friday, February 28, 1997.

        If the enclosed form of proxy is executed and returned, it may nevertheless be revoked at any time, insofar as it has not been exercised, by delivering a later dated proxy or written notice of revocation to the Secretary of the meeting or by attendance at the annual meeting and electing to vote in person. The shares represented by the proxy will be voted unless the proxy is received in such form as to render it not votable. The proxy is in ballot form so that a specification may be made to grant or withhold authority to vote for the election of each director. Unless otherwise indicated, the shares represented by the proxy will be voted "for" the election of each director nominated by the Board of Directors and "for" each other proposal. The affirmative vote by the holders of a majority of the common shares voting on any proposal at the annual meeting is required for approval of the proposal.

        Shareholders of record at the close of business on February 4, 1997, will be entitled to vote. Each share of common stock is entitled to one vote on any matter to come before the meeting. As of February 4, 1997, the Company had outstanding and entitled to vote 2,970,954 shares of common stock.

        The complete mailing address of the principal office of the Company is 3741 S.W. 7th Street, P.O. Box 1659, Ocala, Florida 34478.


                  PRINCIPAL HOLDERS OF COMPANY'S COMMON SHARES

        The following table sets forth, as of February 1, 1997, certain information as to the $.10 par value common stock of the Company owned beneficially, directly or indirectly, by each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding voting securities and by all directors and executive officers as a group:

                                      Number of
       Name and Address             Common Shares
        of Beneficial               Beneficially            Percent
         Owner(1)                     Owned(2)             of Class

    Terry E. Trexler(3)             1,376,107(4)             46.3%
    3741 S.W. 7th Street
    Ocala, Florida 34474

    Thomas W. Trexler(4)              191,229(5)              6.4%
    3741 S.W. 7th Street
    Ocala, Florida 34474

    Directors and                   1,600,534(4)(6)          53.9%
    Executive Officers
    (7 persons)

   ____________________

   (1) Information contained in this table is based upon information furnished by the persons indicated.

   (2) Unless otherwise noted, all shares are owned directly with sole voting and dispositive power.

   (3) Mr. Terry Trexler is President and Chairman of the Board of the Company. Additional information is contained under "Nomination and Election of Directors."

   (4) Excludes 25,523 common shares held in trust for the benefit of one of Mr. Trexler's children over which Mr. Trexler disclaims beneficial ownership. Includes 1,237 shares held in trust for the benefit of Mr. Trexler's grandchild.

   (5) Mr. Thomas Trexler is Executive Vice President and a director of the Company. Additional information is contained under "Nomination and Election of Directors."

   (6) Excludes 100,000 shares subject to options which are not presently exercisable.


                PROPOSAL 1:  NOMINATION AND ELECTION OF DIRECTORS

        At the meeting, a Board of five directors will be elected to serve for one year and until the election and qualification of their successors. The accompanying proxy will be voted, if authority to do so is not withheld, for the election as directors of the following persons who have been designated by the Company's Board of Directors as nominees.

        The bylaws of the Company provide for not less than one nor more than ten directors. The Board of Directors has determined that five directors are appropriate for the present time. Accordingly, proxies cannot be voted for more than five nominees.

        Each nominee has consented to being named as such in this proxy statement, and is at present available for election. Each nominee is a member of the Board, having been elected as such at the last annual meeting of the shareholders.

        If any nominee should become unavailable, the persons voting the accompanying proxy may, in their discretion, vote for a substitute. Additional information concerning the nominees, based on data furnished by them, is set forth below.

        The Board of Directors of the Company recommends a vote "for" the election of each of the following nominees. Proxies solicited by the Board of Directors will be so voted unless shareholders specify in their proxies a contrary choice.

                                                               Shares of
                                                              Common Stock
                                                    Year      Beneficially
                          Principal Occupation      First      owned as of
                             or Employment;         Became     December 31,
     Name (Age)       Certain Other Directorships   Director   1996(1)(2)

   Terry E. Trexler   Chairman of the Board and       1967     1,376,107(3)
         (57)         President of the Company; Mr.
                      Trexler is also President of
                      TLT, Inc., and since April
                      1996, a director of Citizens
                      National Bank and its sub-
                      sidiary, Citi-Bancshares,
                      Inc.; Mr. Trexler was
                      Chairman of the Board of
                      Citizens First Bancshares,
                      Inc. and its subsidiary,
                      Citizens First Bank of Ocala,
                      prior to its acquisition by
                      Citizens National Bank in
                      April 1996

   Richard C.         Vice President of Purchasing    1975        -0-
   Barberie (58)      of the Company from December
                      1994 until  his retirement in
                      June 1995; Executive Vice
                      President of the Company for
                      more than five years prior to
                      December 1994

   Robert P.          President of Chariot Eagle,     1996         3,100
   Holliday (58)      Inc. (which is engaged in the
                      manufactured home business)
                      since 1984 and President of
                      Chariot Eagle-West, Inc.
                      since 1995; Director of the
                      Recreational Park Trailer
                      Industry Association since
                      1993

   Robert P.          Attorney in private practice    1988         5,350
   Saltsman (43)      since 1983; prior to 1983 Mr.
                      Saltsman was employed as a
                      C.P.A. by Arthur Andersen &
                      Co. in Orlando, Florida

   Thomas W. Trexler  Executive Vice President and    1993       191,229(4)
         (33)         Chief Financial Officer of
                      the Company since December
                      1994; President of Prestige
                      Home Centers, Inc. since June
                      1995; Director of Prestige
                      since 1993 and Vice President
                      from 1991 to June 1995;
                      President of Prestige
                      Insurance Services, Inc.
                      since August 1992; Vice
                      President of TLT, Inc. since
                      September 1991; prior to
                      September 1991  Mr. Trexler
                      was Vice President of
                      NationsBank (formerly NCNB
                      National Bank) in  Naples,
                      Florida.

   __________________

   (1) Information contained in this table is based upon information furnished by the persons indicated.

   (2) Unless otherwise noted, all shares are owned directly with sole voting and dispositive power.

   (3) Excludes 25,523 common shares held in trust for the benefit of one of Terry E. Trexler's children over which Mr. Trexler disclaims beneficial ownership. Includes 1,237 shares held in trust for the benefit of Mr. Trexler's grandchild.

   (4) Excludes 100,000 shares subject to options which are not presently exercisable.


        Except as specifically noted in the table above, all of the nominees named above have been employed in the capacities indicated for more than five years. Terry E. Trexler is the father of Thomas W. Trexler.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Under Section 16(a) of the Securities Exchange Act, a Form 4 reporting the acquisition or disposition of Company securities by an officer, director or 10% shareholder must be filed with the Securities and Exchange Commission no later than the 10th day after the end of the month in which the transaction occurred unless certain exceptions apply. Transactions not reported on Form 4 must be reported on Form 5 within 45 days after the end of the Company's fiscal year. Through inadvertence, the following persons made late filings:

        In October, 1996, Robert P. Saltsman, a director of the Company, sold 500 shares of the Company's common stock in an open market transaction for which he made a late filing on Form 4. In July and August, 1996, Robert
   P. Holliday, a director of the Company, made purchases of Company common stock in the open market for which Form 4 filings should have been made in August and September, 1996, respectively. Mr. Holliday did not file the required Form 4 reports and made a late Form 5 filing. In September, 1996, Thomas W. Trexler, Executive Vice President and a director of the Company, was granted options for 100,000 shares of Company common stock for which he made a late filing on Form 5.


                        BOARD OF DIRECTORS AND COMMITTEES

        During the fiscal year ended November 2, 1996, the Board of Directors of the Company held four regular meetings and one special meeting. All directors of the Company attended at least 75% of the aggregate total meetings of the Board of Directors and committees of the Board on which they served.

        The Company presently has two standing committees of its Board of Directors, an Audit Committee and a Salary Review Committee. The Company has no standing nominating committee of the Board.

        The Company's Audit Committee, which during fiscal 1996 was comprised of Messrs. Saltsman, Holliday and Terry Trexler, reviews the internal controls of the Company and the objectivity of its financial reporting.
   It meets with the Company's independent public accountants in connection with these reviews. The Audit Committee also recommends to the Board of Directors the appointment of the independent certified public accountants. The Audit Committee met once during fiscal 1996.

        The Salary Review Committee is presently comprised of Messrs. Terry Trexler, Robert Holliday and Robert Saltsman. The Salary Review Committee recommends to the Board of Directors the salaries and bonuses, if any, to be paid the officers of the Company. The Salary Review Committee met four times during the fiscal year.

        Directors who are not employees of the Company are paid quarterly fees of $1,250.


                             EXECUTIVE COMPENSATION

        The following table summarizes the compensation paid or accrued by the Company for services rendered during the years indicated to the Company's Chief Executive Officer and its Executive Vice President, the only other executive officer who had total salary and bonus exceeding $100,000 during the fiscal year ended November 2, 1996. The Company did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts to any executive officers during the years indicated.

                       Annual Compensation      Long Term Compensation Awards

                                                Securities
    Name & Principal   Year                     Underlying        All Other
       Position       Ended    Salary   Bonus   Options/SAR's    Compensation

    Terry E.        11/02/96   $93,500  $53,000     ----         $37,075(2)
    Trexler         11/04/95    93,500   52,000     ____          37,075(2)
     President      10/29/94    93,500   20,300     ____          37,075(2)
     and Chairman
     of the Board

    Thomas W.       11/02/96   $74,593  $41,200   $100,000(1)      $558(3)
    Trexler
     Executive
     Vice President

   ________________

   (1) Options granted subject to shareholder approval of the Company's Incentive Stock Plan.

   (2) Consists of (a) a $17,100 premium paid by the Company on a term life insurance policy, and (b) $19,975 in premiums paid by the Company on two split dollar life insurance policies. The proceeds of the first policy will be paid to Mr. Trexler's designated beneficiaries in the event of his death, but in the case of the two split dollar policies, the premiums paid by the Company will be repaid to the Company out of the policy proceeds, and the remainder of the proceeds will be paid to Mr. Trexler's designated beneficiaries.

   (3) Consists of a premium paid by the Company on a split dollar life insurance policy. In the event of Mr. Trexler's death, the premiums paid by the Company will be repaid to the Company out of the policy proceeds, and the remainder of the proceeds will be paid to Mr. Trexler's designated beneficiaries.


                          Option/SAR Grants in Last Fiscal Year

                                                           Potential
                                                      Realizable Value at
                                                         Assumed Annual
                                                      Rates of Stock Price
                                                          Appreciation
             Individual Grants                          for Option Term

                                   % of
                                  Total
                   Number of     Options/
                  Securities      SARs
                  Underlying    Granted to    Exercise
                   Options/     Employees     or Base
                    SARs        in Fiscal      Price     Expiration
   Name           Granted(#)     Year         ($/Sh)       Date        5% ($)    10%($)

   Terry E.          ----         ----         ----
   Trexler

   Thomas W.
   Trexler          100,000       100%         $13.25      9-13-2006   $833,258  $2,111,709


             COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Company's Salary Review Committee (the "Compensation Committee") consists of Messrs. Terry Trexler, Robert Holliday and Robert Saltsman. The Company's executive compensation policy seeks to fairly compensate executives for their performances and contributions to the Company and to provide incentives that will attract and retain key employees. Compensation of executive officers for fiscal 1996 performance generally consisted of a base salary and profit bonuses tied to the performance of the Company.

        Base salaries and profit bonuses historically have been reviewed and adjusted from time to time based primarily on a non-quantitative assessment of factors such as an individual's performance, contributions, changes in job content and responsibilities and the Company's performance and economic conditions. The Compensation Committee reviewed and approved increases in the base salary and the profit bonuses provided to executive officers in fiscal 1996. In doing so the Compensation Committee considered
   (i) the Company's financial results for fiscal 1995 and the improvement in the financial condition of the Company and (ii) certain non-quantitative factors, with emphasis on the qualitative performance of the Company's executives. It is an objective of the Compensation Committee to maintain base salaries that are reflective of the individual executive's experience and responsibility level, and that are competitive with the salary levels of executives at other companies engaged in the same or similar line of business with revenues in a range comparable to those of the Company.

        The base salary of the Chairman, President and Chief Executive Officer (the "CEO") has remained unchanged at his request for the past five years. His bonuses are tied directly to the net profit before income taxes of the overall Company, including stock price, and are approved on a quarterly basis by the Compensation Committee. It is the Committee's belief that the CEO is undercompensated compared to the compensation paid to chief executive officers by other companies in the industry of similar size and performance. However, it is the CEO's desire to maintain his compensation in its present range, with a major incentive for his performance taking the form of increases in the value of his substantial stock ownership in the Company.

        Section 162(m) of the Internal Revenue Code, enacted in 1993, precludes a public corporation from deducting compensation of more than $1 million each for its chief executive officer or for any of its four other highest paid officers. Certain performance-based compensation is exempt from this limitation. Because non-exempt options and other forms of compensation to the Company's officers are not expected to be anywhere near $1 million, the Compensation Committee does not presently have a policy regarding whether it would authorize compensation that would not be deductible for the Company for federal income tax purposes by reason of
   Section 162(m).


                                      Robert P. Saltsman
                                      Terry E. Trexler
                                      Robert P. Holliday



                         SHAREHOLDER RETURN PERFORMANCE

        The following graph compares the Company's cumulative total shareholder return on its common stock from November 3, 1991 to November 2, 1996 with the cumulative total return of the Nasdaq Market Index and the MG Group Index.


                      COMPARISON OF CUMULATIVE TOTAL RETURN
                   OF COMPANY, INDUSTRY INDEX AND BROAD MARKET


                      Fiscal Year Ending

        Company       1991   1992    1993    1994     1995    1996

    Nobility Homes,   100   150.00  418.76  426.30   811.34  1,823.69
    Inc.

    Industry Index    100   157.67  223.98  212.84   334.31    400.80

    Broad Market      100    96.87  127.13  135.16   160.32    188.27

  The Industry Index chosen was:
        MG Industry Group 052 - Manufactured Housing

   The Broad Market Index chosen was:
        Nasdaq Market Index

   The current composition of the Industry Index is as follows:
        American Homestar Corp.
        Belmont Homes, Inc.
        Cavalier Homes, Inc.
        Cavco Industries, Inc.
        Champion Enterprises, Inc.
        Clayton Homes, Inc.
        Drew Industries, Inc.
        Liberty Homes, Inc. CL A
        Nobility Homes, Inc.
        Oakwood Homes Corp.
        Schult Homes Corp.
        Skyline Corp.
        Southern Energy Homes


          SALARY REVIEW COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


        The Salary Review Committee consists of Messrs. Trexler,
   Holliday and Saltsman. Mr. Trexler is the Company's President and Chairman of the Board. Mr. Saltsman performed some legal services for the Company during fiscal 1996 for which he was paid approximately $10,200 during fiscal 1996.

        Terry E. Trexler owns 100% of the stock of TLT, Inc. ("TLT") which develops, owns and manages manufactured home communities in Florida that cater to the retirement market. Sales to TLT and related manufactured home communities were $716,587 in fiscal 1996 and $1,280,000 in fiscal 1995 or approximately 2% of net sales in 1996 and 4% of net sales in 1995. Management of the Company anticipates that sales to TLT during fiscal 1997 will continue to decline as TLT's manufactured home communities are built out.

        TLT participates with other dealers that purchase homes from the Company in a volume bonus award program under which the Company offers a volume bonus award to dealers that purchase homes in excess of certain specified dollar amounts during a specified period. During the years ended November 2, 1996 and November 4, 1995, volume bonus awards in the aggregate amount of $28,000 and $91,000 were paid to TLT.

        The Company provides certain accounting services to TLT at no charge in return for exclusive sales rights at TLT's manufactured home communities. The value of these services during each of the Company's last two fiscal years was less than $60,000.


                              CERTAIN TRANSACTIONS

        For information concerning transactions between the Company and directors, officers or entities in which they have an interest, see "Salary Review Committee Interlocks."


                       PROPOSAL 2:  PROPOSED AMENDMENT TO
               THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE
                 THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

        The Company's Certificate of Incorporation presently authorizes the issuance of 4,000,000 shares of common stock, $.10 per share. As of January 27, 1997, 3,436,790 shares of common stock were outstanding. The number of authorized shares of common stock remaining unissued as of that date was 563,210. At its meeting on December 13, 1996, the Board of Directors adopted resolutions proposing to amend the Articles of Incorporation to increase the number of authorized shares of common stock to 10,000,000 and directing that the proposed amendment, the text of which is set forth as Appendix A, be submitted at the annual meeting for approval by the shareholders.

        The additional authorized shares may be used for any proper corporate purpose approved by the Board of Directors. Their availability would enable the Board of Directors and management to act with flexibility and dispatch when favorable opportunities arise to expand or strengthen the Company's business. Among the reasons for issuing additional shares would be to declare stock dividends, to undertake acquisitions, to increase the Company's capital through a sale of common stock and to engage in other types of capital transactions. Authorized shares of the Company's common stock may be issued upon action by the Board of Directors without further shareholder approval. The issuance of additional shares of common stock could result in dilution of the interests of existing shareholders. The Company has no present plans, agreements, commitments or undertakings with respect to the issuance and sale of the additional authorized shares of common stock (other than shares issuable pursuant to the Incentive Stock Plan discussed below under Proposal 3). Shareholders do not have preemptive rights to purchase any additional shares issued.

        The affirmative vote of the holders of a majority of the shares of common stock voting on the proposal is required for approval of the proposed amendment to increase the number of authorized shares of common stock from 4 million to 10 million. For this purpose, broker nonvotes and abstentions will not be counted.

        The Board of Directors recommends a vote "FOR" the proposal to amend the Articles of Incorporation to increase the number of authorized shares of common stock to 10 million. All proxies solicited by the Board of Directors will be so voted unless shareholders specify in their proxies a contrary choice.


             PROPOSAL 3:  APPROVAL OF COMPANY'S INCENTIVE STOCK PLAN

        In September 1996, the Company's Board of Directors adopted, subject to shareholder approval, the Nobility Homes Stock Incentive Plan (the "Plan"), providing for the issuance of options, stock appreciation rights and other stock-based awards to key employees and directors. A total of 300,000 shares has been reserved for issuance under the Plan. The Plan will be adopted if a majority of the shares voted at the annual meeting with respect to the Plan are voted for approval thereof. For this purpose, abstentions and broker nonvotes will not be counted.

        Subject to shareholder approval, the Board of Directors has granted options for 100,000 shares of common stock to Thomas W. Trexler, Director, Executive Vice President and Chief Financial Officer of the Company. Such options have a term of ten years, have an exercise price of $13.25 per share and become exercisable 20% per year beginning on the first anniversary of the date of grant.

   Summary of Plan

        Purpose; Eligibility. The purpose of the Plan is to assist the Company in attracting and retaining key employees and directors who will contribute to the Company's success, and motivating such persons in a manner that will align their interests with those of the Company's stockholders. Key employees and directors of the Company are eligible to receive awards under the Plan. As of January 27, 1997, there were approximately seven key employees of the Company (including executive officers and inside directors) and three non-employee directors considered eligible to receive awards under the Plan. Mr. Terry E. Trexler, Chairman of the Board and President of the Company, is not eligible to participate in the Plan.

        Administration. The Plan will be administered by the Board of Directors. The Board of Directors may, in its discretion, delegate to a committee all of the Board's authority and responsibility with respect to awards under the Plan in which case the committee will be required to function so that the Plan will meet the disinterested administration requirements of Rule 16b-3 under the Securities Exchange Act of 1934. Subject to the provisions of the Plan, the Board of Directors (or the committee, if applicable) will determine who qualifies for awards, the type, timing and expiration dates of awards, vesting schedules and other terms and conditions of awards. All awards will be non-transferable except as may be expressly permitted by the Board of Directors with respect to certain family members.

        Stock Options. Options awarded under the Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code"), which permits the deferral of taxable income related to the exercise of such options, or non-qualified options not entitled to such deferral. The Board of Directors (or the committee, if applicable) will determine the exercise price of options, which cannot be less than 100% of the fair market value of the common stock on the date of grant, expiration dates and other terms and conditions of options, including whether the option exercise price may be paid in shares of common stock of the Company. Under the Code, only employees may receive incentive options, which cannot have a term of more than 10 years. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of the Company, the exercise price must be at least 110% of the fair market value of the common stock on the date of grant and the option term cannot exceed five years. Incentive options may be granted only within 10 years from the date of adoption of the Plan. The aggregate fair market value (determined at the time the option is granted) of shares with respect to which incentive options may be granted to any one individual under the Plan, or any other plan of the Company or any parent or subsidiary, which stock options are exercisable for the first time during any calendar year, may not exceed $100,000. No participant may receive options or stock appreciate rights under the Plan for an aggregate of more than 150,000 shares.

        Other Types of Awards. The Plan also permits the award of other stock-based awards, including stock appreciation rights ("SARs") and restricted stock awards. An SAR entitles the recipient to receive the difference between the fair market value of the common stock on the date of exercise and the SAR price, in cash or in shares of common stock, or a combination of both, as determined in the discretion of the committee awarding the SAR. Restricted stock awards entitle the recipient to receive shares of common stock, subject to forfeiture restrictions that lapse over time or upon the occurrence of events specified by the committee making the award, with the shares required to be forfeited if the recipient ceases to be an employee or a director of the Company, as the case may be, before the restrictions lapse.

   Federal Income Tax Consequences of Options

        An optionee does not recognize income for federal income tax purposes upon the grant of a non-qualified option but must recognize ordinary income upon exercise, to the extent of the excess of the fair market value of the underlying shares of common stock on the date of exercise over the exercise price. The amount of compensation includable in gross income by an optionee is deductible by the Company during the Company's taxable year in which the income is includable by the optionee provided among other things that the applicable information reporting requirements are satisfied. Upon the sale of shares acquired pursuant to the exercise of non-qualified options, the optionee recognizes capital gain or loss to the extent the amount realized exceeds the fair market value of the shares on the date of exercise. If an optionee pays the exercise price of a non-qualified option solely with cash, the tax basis of the shares received will equal the sum of the cash plus the amount of compensation income includable by the optionee as a result of the exercise.

        The holder of an incentive option generally recognizes no income for federal income tax purposes at the time of the grant or exercise of the option (but the spread between the exercise price and the fair market value of the underlying shares on the date of exercise generally will constitute a tax preference item for purposes of the alternative minimum tax). The optionee generally will be entitled to long term capital gain treatment upon the sale of shares acquired pursuant to the exercise of an incentive stock option, if the shares have been held for more than two years from the date of grant of the option and for more than one year after exercise. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), the gain realized on disposition will be compensation income to the optionee to the extent the fair market value of the underlying stock on the date of exercise (or, if less, the amount realized on disposition of the underlying stock) exceeds the applicable exercise price. The Company will not be entitled to an income tax deduction in connection with the exercise of an incentive stock option but will be entitled to a deduction equal to the amount of any ordinary income recognized by an optionee upon a disqualifying disposition. If an optionee pays the exercise price of an incentive option solely with cash, the optionee's tax basis in the stock received is equal to the amount of cash paid.

        The Board of Directors recommends a vote "FOR" approval of the Nobility Homes Stock Incentive Plan. All proxies solicited by the Board of Directors will be so voted unless shareholders specify in their proxies a contrary choice.


                         INDEPENDENT PUBLIC ACCOUNTANTS

        Management of the Company has selected the firm of Price Waterhouse LLP, independent certified public accountants, as auditors to examine the books and accounts of the Company for the fiscal year ending November 1, 1997. Price Waterhouse was engaged by the Company on October 30, 1993.

        A representative of Price Waterhouse is expected to be available via conference telephone call at the annual meeting with an opportunity to make statements if he so desires and to respond to appropriate questions by shareholders.


                              SHAREHOLDER PROPOSALS

        Any shareholder desiring to present a proposal to be included in the Company's proxy statement for the next annual meeting of the shareholders scheduled to be held at the end of February 1998, should submit a written copy of such proposal to the principal offices of the Company no later than October 10, 1997. Such proposal should be submitted by certified mail, return receipt requested.


                                  ANNUAL REPORT

        A copy of the Company's annual report for the fiscal year ended November 2, 1996, accompanies this proxy statement. Any shareholder who would like an additional copy of the annual report may obtain one by writing the Treasurer of the Company at 3741 S.W. 7th Street, Post Office Box 1659, Ocala, Florida 34478.


                                  OTHER MATTERS

        Management does not know of any other matters to come before the meeting. However, if any other matters properly come before the meeting, it is the intention of the persons designated as proxies to vote in accordance with their best judgment on such matters.


                            EXPENSES OF SOLICITATION

        The cost of soliciting proxies will be borne by the Company. The Company does not expect to pay any compensation for the solicitation of proxies but may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses of sending proxy material to principals and obtaining their proxies.

        Shareholders are urged to specify their choices, date, sign and return the enclosed proxy in the enclosed envelope, postage for which has been provided. Prompt response is helpful and your cooperation will be appreciated.

   Date:     February 7, 1997

                              NOBILITY HOMES, INC.

                 PROXY SOLICITED ON BEHALF OF BOARD OF DIRECTORS
                       FOR ANNUAL MEETING OF SHAREHOLDERS
                                FEBRUARY 28, 1997


        The undersigned, having received the Notice of Annual Meeting of Shareholders and Proxy Statement appoints Terry E. Trexler and Jean Etheredge, and each or either of them, as proxies, with full power of substitution and resubstitution, to represent the undersigned and to vote all shares of common stock of Nobility Homes, Inc., which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on Friday, February 28, 1997, and any and all adjournments thereof, in the manner specified.

           (Continued and to be SIGNED and dated on the reverse side.)

    THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS     Please
    INDICATED, WILL BE VOTED "FOR" THE PROPOSAL                     mark [X]
    THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.    your
                                                                    votes
                                                                    as
                                                                    indicated
                                                                    in this
                                                                    example

   Proposal 1.    Election of Directors nominated by the Board of Directors -
                  Terry E. Trexler, Richard C. Barberie, Robert P. Holliday,
                  Robert P. Saltsman, Thomas W. Trexler.

     FOR all       WITHHOLD
    nominees       AUTHORITY   (INSTRUCTION: To withhold authority to vote for
    listed         to vote     any individual nominee, write that nominee's
   (except as      for all     name on the space provided below:
    marked to      nominees    ______________________________________________
   the contrary
   to the right)


     [  ]           [   ]

   Proposal 2.    Authorization of addition 6 million shares of common stock.

        [  ]  FOR            [  ]      AGAINST           [  ]      ABSTAIN


   Proposal 3.    Approval of Nobility Homes, Inc. Stock Incentive Plan.

        [  ]  FOR            [  ]      AGAINST           [  ]      ABSTAIN

                                                Should any other matters
                                                requiring a vote of the
                                                shareholders arise, the above
                                                named proxies are authorized
                                                to vote the same in
                                                accordance with their best
                                                judgment in the interest of
                                                the Company.  The Board of
                                                Directors is not aware of any
                                                other matter which is to be
                                                presented for action at the
                                                meeting other than the
                                                matters set forth herein.

                                                (Please sign exactly as name
                                                or names appear hereon.
                                                Executors, administrators,
                                                trustees or other
                                                representatives should so
                                                indicate when signing.)


   Signature(s) ____________________________________________________________
   Signature(s) __________________________  Date ___________________________

   NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.


        YOUR VOTE IS IMPORTANT TO US. PLEASE COMPLETE, DATE AND SIGN THE ABOVE PROXY CARD AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

                                   ARTICLES OF

                     AMENDMENT TO ARTICLES OF INCORPORATION

                                       OF

                              NOBILITY HOMES, INC.



        This corporation was incorporated on June 2, 1967. Pursuant to Sections 607.1003 and 607.1004, Florida Business Corporation Act, the following Amendment to the corporation's Articles of Incorporation were approved by the board of directors of the Corporation on December 13, 1996
   and by shareholders of the corporation on February 28, 1997.   The only
   voting group entitled to vote on the adoption of the Amendment consists of the holders of the corporation's common stock. The number of votes cast by such voting group was sufficient for approval by that voting group.

   NOW, THEREFORE, Article III, Section 1 of the corporation's Articles of Incorporation is hereby amended to read in its entirety as follows:

                                   ARTICLE III

                                     CAPITAL

        1. Authorized Capital. The maximum number of shares of stock which the Corporation is authorized to have outstanding at any one time is 10,500,000 shares (the "Capital Stock") divided into classes as follows:

             A. Five hundred thousand (500,000) shares of preferred stock having a par value of $0.10 per share (the "Preferred Stock"), and which may be issued in one or more classes or series as further described in Section 2 of this Article; and

             B. Ten million (10,000,000) shares of common stock having a par value of $0.10 per share (the "Common Stock").

   All such shares shall be issued fully paid and nonassessable.

        IN WITNESS WHEREOF, the undersigned President of the Corporation has executed this Amendment this ____ day of ________________, 1997.



                                   /s/ Terry E. Trexler
                                 Terry E. Trexler, President